UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE

TRUST INDENTURE ACT OF 1939 OF A CORPORATION

DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE

PURSUANT TO SECTION 305(b)(2) ☒

SUNTRUST BANK

(Exact name of trustee as specified in its charter)

Georgia	58-0466330
(Jurisdiction of Incorporation of organization if not a U.S. national bank)	(I.R.S. employer identification no.)

303 Peachtree Street 30th Floor Atlanta, Georgia	30308
(Address of Principal Executive Offices)	(Zip Code)

Patricia Spruell

SunTrust Bank

25 Park Place, N.E.

24th Floor

Atlanta, Georgia 30303-2900

(404) 588-7273

(Name, address and telephone number of agent for service)

OMNICARE, INC.	Delaware	31-1001351
OMNICARE PURCHASING COMPANY, LP	Delaware	61-1401039
(Exact name of Obligor as Specified in its Charter)	(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. employer identification no.)

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(Address of principal executive offices)

Senior Convertible Debentures due 2035

SEC File Number 333-127616

(Title of the indenture securities)

1.	General information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Department of Banking and Finance,

State of Georgia

Atlanta, Georgia

Federal Reserve Bank of Atlanta

104 Marietta Street, N.W.

Atlanta, Georgia

Federal Deposit Insurance Corporation

Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with the Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3-15	No responses are included for Items 3 through 15. As provided in General Instruction B, responses to those Items are not required because the obligor is not in default on any securities issued under indentures under which SunTrust Bank is a trustee.

16.	List of Exhibits.

List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission’s Rules of Practice.

(1) – (3)	A copy of the Articles of Amendment and Restated Articles of Association of SunTrust Bank as now in effect which contains the authority to commence business and a grant of power to exercise trust powers (Incorporated by reference to Exhibit 1 to Form T-1, Registration No. 333-82717).

(4)	A copy of the existing by-laws of the trustee as now in effect (Incorporated by reference to Exhibit 4 to Form T-1, Registration No. 333-128720).

(5)	Not applicable.

(6)	The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

2

(7)	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on September 30, 2005.

(8)	Not applicable.

(9)	Not applicable.

3

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta, and the State of Georgia, on the 9th day of December, 2005.

SUNTRUST BANK

By:	/s/ PATRICIA SPRUELL
Patricia Spruell
Vice President

4

EXHIBITS 1 – 3 TO FORM T-1

ARTICLES OF ASSOCIATION, CERTIFICATE OF AUTHORITY

AND TRUST POWERS AUTHORIZATION

OF

SUNTRUST BANK

(Incorporated by reference to Exhibit 1 to Form T-1, Registration No. 333-82717)

5

EXHIBIT 4 TO FORM T-1

BY-LAWS

OF

SUNTRUST BANK

(Incorporated by reference to Exhibit 4 to Form T-1, Registration No. 333-128720)

6

EXHIBIT 6 TO FORM T-1

CONSENT OF TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, in connection with the proposed issuance of Senior Convertible Debentures due 2035 by Omnicare, Inc. and the guarantee of such debentures by Omnicare Purchasing Company, LP, SunTrust Bank hereby consents that reports of examinations by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

SUNTRUST BANK

By:	/s/ PATRICIA SPRUELL
Patricia Spruell
Vice President

7

EXHIBIT 7 TO FORM T-1

REPORT OF CONDITION

(ATTACHED)

8

SunTrust Bank ATLANTA , GA 30302 Certificate Number: 00867	FFIEC 031 Consolidated Report of Condition for September 30, 2005

Consolidated Report of Condition for Insured Commercial

and State-Chartered Savings Banks for September 30, 2005

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet	C400

Dollar Amounts in Thousands
ASSETS

1. Cash and balances due from depository institutions (from Schedule RC-A):			RCFD
a. Noninterest bearing balances and currency and coin (1)			0081	4,466,802	1.a
b. Interest-bearing balances (2)			0071	16,860	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	24,380,197	2.b

3. Federal funds sold and securities purchased under agreements to resell(3)			B987 B989	226,550 3,755,072	3

4. Loans and lease financing receivables (from Schedule RC-C):	RCFD
a. Loans and leases held for sale	5369	10,378,411
b. Loans and leases, net of unearned income	B528	112,485,472			4.a
c. LESS: Allowance for loan and lease losses	3123	1,028,564			4.b

d. Loans and leases, net of unearned income, allowance, and reserve			RCFD
(item 4.a minus 4.b and 4.c)			B529	111,456,908	4.d
5. Tracing assets (from Schedule RC-D)			3545	1,320,931	5.
6. Premises and fixed assets (including capitalized leases)			2145	1,580,747	6.
7. Other real estate owned (from Schedule RC-M)			2150	32,875	7.
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)			2130	0	8.
9. Customers’ liability to this bank on acceptances outstanding			2155	6,202	9.
10. Intangible assets			2143		10.
a. Goodwill			3163	6,388,677	10.a
b. Other intangible assets from Schedule RC-M			0426	992,695	10.b
11. Other assets (from Schedule RC-F)			2160	5,771,310	11.
12. Total assets (sum of items 1 through 11)			2170	170,774,237	12.

(1)	Includes cash items in process of collection and unposted debits.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

9

SunTrust Bank ATLANTA , GA 30302 Certificate Number: 00867	FFIEC 031 Consolidated Report of Condition for September 30, 2005

Schedule RC - Continued

	Dollar Amounts in Thousands
LIABILITIES

13. Deposits:			RCON
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part 1):	RCON		2200	107,723,347	13.a
(1) Noninterest-bearing (4)	6631	9,708,662			13.a.1
(2) Interest-bearing	6636	98,014,685			13.a.2

b. In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN		13.b
(from Schedule RC-E, part II)	RCFN		2200	7,807,775
(1) Noninterest-bearing	6631	0			13.b.1
(2) Interest-bearing	6636	7,807,775	RCFD		13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase
a. Federal funds purchased in domestic offices (5)			B993	3,085,738	14
b. Securities sold under agreements to repurchase (6)			B995	9,151,612

			RCFD
15. Trading liabilities (from Schedule RC-D)			3548	850,638	15.a
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M):			3190	16,785,913
17. Not applicable
18. Bank’s liability on acceptances executed and outstanding			2920	6,202	18
19. Subordinated notes and debentures (7)			3200	3,849,566	19
20. Other liabilities (from Schedule RC-G)			2930	2,880,835	20
21. Total liabilities (sum of items 13 through 20)			2948	152,141,626	21
22. Minority interest in consolidated subsidiaries			3000	478,002	22
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus			3838	0	23
24. Common stock			3230	21,600	24
25. Surplus (exclude all surplus related to preferred stock)			3839	11,306,611	25
26. a. Retained earnings			3632	6,292,421	26.a
b. Accumulated other comprehensive income (8)			B530	533,977	26.b
27. Other equity capital components (9)			A130	0	27
28. Total equity capital (sum of items 23 through 27)			3210	18,154,609	28
29. Total liabilities minority interest, and equity capital (sum of items 21, 22 and 28)			3300	170,774,237	29

10

Memorandum

To be reported with the March Report of Condition.	RCFD	Number

1. Indicated in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2004	6724	N/A	M.1

1=	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2=	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3=	Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm

4=	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5=	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6=	Review of the bank’s financial statements by external auditors

7=	Compilation of the bank’s financial statements by external auditors

8=	Other audit procedures (excluding tax preparation work)

9=	No external audit work

(1)	Includes cash items in process of collection.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

(4)	Includes total demand deposits and noninterest-bearing time and savings deposits.

(5)	Report overnight Federal Home Loan Bank advances and Schedule RC, item 16, “other borrowed money.”

(6)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

(7)	Includes limited-life preferred stock and related surplus.

(8)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(9)	Includes treasury stock and unearned Employee Stock Ownership Plan Shares.

11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE

TRUST INDENTURE ACT OF 1939 OF A CORPORATION

DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE

PURSUANT TO SECTION 305(b)(2) ☒

SUNTRUST BANK

(Exact name of trustee as specified in its charter)

Georgia	58-0466330
(Jurisdiction of Incorporation of organization if not a U.S. national bank)	(I.R.S. employer identification no.)

303 Peachtree Street 30th Floor Atlanta, Georgia	30308
(Address of Principal Executive Offices)	(Zip Code)

Patricia Spruell

SunTrust Bank

25 Park Place, N.E.

24th Floor

Atlanta, Georgia 30303-2900

(404) 588-7273

(Name, address and telephone number of agent for service)

OMNICARE, INC.

(and certain Subsidiaries identified in footnote (*) below)

(Exact name of Obligor as Specified in its Charter)

Delaware	31-1001351
(State or other Jurisdiction of Incorporation or Organization)	(IRS employer identification no.)

100 East RiverCenter Boulevard Covington, Kentucky	41011
(Address of principal executive offices)	(Zip Code)

Senior Subordinated Notes due 2013

Senior Subordinated Notes due 2015

SEC File Number 333-130211

(Title of the indenture securities)

(footnote continued from previous page)

(*)

The following direct and indirect domestic subsidiaries of Omnicare are Co-Registrants for the purpose of providing guarantees, if any, of payments of Debt Securities registered hereunder and are, unless otherwise indicated, organized under the laws of the state of Delaware and have the I.R.S. Employer Identification Number indicated: Accu-Med Services, LLC (31-1482519); Accu-Med Services of Washington LLC (20-366592); Accu-Med, Inc., a New Hampshire corporation (02-0449693); Alacritis Biopharma, Inc. (77-0500467), a California corporation; Ambler Acquisition Company LLC (20-0503558); AMC-New York, Inc. (36-4091917); AMC-Tennessee, Inc. (62-1696813); APS Acquisition LLC (61-1401116); Arlington Acquisition I, Inc. (33-1076602); Asco Healthcare of New England, Inc. (23-2762311), a Maryland corporation; Asco Healthcare of New England, LP, a Maryland corporation (23-2763886); Asco Healthcare, Inc., a Maryland corporation (52-0816305); Bach’s Pharmacy Services, LLC (61-1346690); Badger Acquisition of Brooksville LLC (52-2119870); Badger Acquisition of Kentucky LLC (52-2119911); Badger Acquisition of Minnesota LLC (52-2119871); Badger Acquisition of Ohio LLC (52-2119875); Badger Acquisition of Orlando LLC (52-2119896); Badger Acquisition of Tampa LLC (52-2119893); Badger Acquisition of Texas LLC (52-2119915); Badger Acquisition LLC (52-2119866); Beachwood HealthCare Management, Inc. (34-1868886); Bio-Pharm International, Inc. (23-2794725); BPNY Acquisition Corp. (31-1563804); BPTX Acquisition Corp. (31-1563806); Campo’s Medical Pharmacy, Inc., a Louisiana corporation (72-1039948); Capitol Home Infusion, Inc., a Virginia corporation (54-1744833); Care Pharmaceutical Services, L.P. (31-1399042); Care4, LP (22-3245022); CareCard, Inc., a Maryland corporation (52-1922239); CHP Acquisition Corp. (31-1483612); CIP Acquisition Corp. (31-1486402); Clinimetrics Research Associates, Inc., a California corporation (77-0272046); Compass Health Services, Inc., a West Virginia corporation (55-0730048); CompScript-Boca, LLC, a Florida limited liability company (65-0286244); CompScript-Mobile, Inc. (59-3248505); CompScript, Inc., a Florida corporation (65-0506539); Concord Pharmacy Services, Inc., a Pennsylvania corporation (23-2710523); CP Acquisition Corp., an Oklahoma corporation (61-1317566); Creekside Managed Care Pharmacy, Inc. (61-1349188); CTLP Acquisition LLC (61-1318902); D & R Pharmaceutical Services, Inc., a Kentucky corporation (61-0955886); Delco Apothecary, Inc., a Pennsylvania corporation (23-2350209); Dixon Pharmacy LLC, an Illinois limited liability company (36-2825587); Eastern Medical Supplies, Inc., a Maryland corporation (52-1469652); Eastern Rehab Services, Inc., a Maryland corporation (52-17994244); Electra Acquisition Corp. (31-1465189); Encare of Massachusetts, Inc. (22-3398803); Enloe Drugs LLC (31-1362346); Euro Bio-Pharm Clinical Services, Inc. (23-2770328); Evergreen Pharmaceutical of California, Inc., a California corporation (61-1321151); Evergreen Pharmaceutical, Inc., a Washington corporation (91-0883397); excelleRx, Inc. (23-3068914); Geneva Sub, Inc. (01-0736704); H.O. Subsidiary, Inc., a Maryland corporation (52-0737885); Health Concepts and Services, Inc., a Maryland corporation (52-1415174); Healthobjects Corporation, a Maryland corporation (52-1924186); Heartland Repack Services LLC (61-1389057); Highland Wholesale LLC, an Ohio limited liability company (32-0006739); HMIS, Inc. (36-4124072); Home Care Pharmacy, Inc. (31-1255845); Home Pharmacy Services, LLC, a Missouri limited liability company (37-0978331); Horizon Medical Equipment and Supply, Inc., a West Virginia corporation (55-0737885); Hytree Pharmacy, Inc., an Ohio corporation (34-1090853); Institutional Health Care Services, Inc. (22-2750964), a New Jersey corporation; Interlock Pharmacy Systems, Inc., a Missouri corporation (43-0951332); JHC Acquisition LLC (31-1494762); Langsam Health Services, Inc. (73-1391198); LCPS Acquisition, LLC (61-1347084); Lobos Acquisition of Arizona, Inc. (45-0518718); Lobos Acquisition of Pennsylvania, Inc. (45-0518716); Lobos Acquisition, LLC, (86-1068024); Lo-Med Prescription Services, Inc., an Ohio corporation (34-1396063); LPI Acquisition Corp. (31-1501535); Main Street Pharmacy, LLC, a Maryland limited liability company (52-19255761); Managed Healthcare, Inc. (31-1450845); Management & Network Services, Inc., an Ohio corporation (34-1819691); Med World Acquisition Corp. (61-1322120); Medical Arts Health Care, Inc., a Georgia corporation (58-1640672); Medical Services Consortium, Inc., a Florida corporation (65-0357177); Medical Services Group, Inc., a Maryland corporation (52-1404049); MHHP Acquisition Company LLC (20-0619598); MOSI Acquisition Corp. (31-1528353); National Care for Seniors LLC, an Ohio limited liability company (34-1972917); NCS HealthCare, Inc. (34-1816187); NCS HealthCare of Arizona, Inc., an Ohio corporation (31-1573985); NCS HealthCare of Arkansas, Inc., an Ohio corporation (31-1490517); NCS HealthCare of Beachwood, Inc., an Ohio corporation (34-1881410); NCS HealthCare of California, Inc., an Ohio corporation (31-1499819); NCS HealthCare of Connecticut, Inc., a Connecticut corporation (06-1330453); NCS HealthCare of Florida, Inc., an Ohio corporation (34-1843258); NCS HealthCare of Illinois, Inc., an Illinois corporation (37-1354510); NCS HealthCare of Indiana, Inc., an Indiana corporation (35-1954599); NCS HealthCare of Indiana LLC (34-1958652); NCS HealthCare of Iowa, Inc., an Ohio corporation (31-1509013); NCS HealthCare of Kansas, Inc., an Ohio corporation (34-1839712); NCS HealthCare of Kentucky, Inc., an Ohio corporation (31-1521217); NCS HealthCare of Maryland, Inc., an Ohio corporation (31-1496240); NCS HealthCare of Massachusetts, Inc., an Ohio corporation (31-1571275); NCS HealthCare of Michigan, Inc., an Ohio corporation (34-1777940); NCS HealthCare of Minnesota, Inc., an Ohio corporation (34-1866489); NCS HealthCare of Missouri, Inc., an Ohio corporation (34-1855274); NCS HealthCare of Montana, Inc., an Ohio corporation (34-1851710); NCS HealthCare of New Hampshire, Inc., a New Hampshire corporation (02-0468190); NCS HealthCare of New Jersey, Inc., a New Jersey corporation (22-3395391); NCS HealthCare of New Mexico, Inc., an Ohio corporation (34-1866493); NCS HealthCare of New York, Inc., an Ohio corporation (34-1854267); NCS HealthCare of North Carolina, Inc., a North Carolina corporation (56-1889643); NCS HealthCare of Ohio, Inc., an Ohio corporation (31-1257307); NCS HealthCare of Oklahoma, Inc., an Oklahoma corporation (73-1499934); NCS HealthCare of Oregon, Inc., an Ohio corporation (34-1836971); NCS HealthCare of Pennsylvania, Inc., a Pennsylvania corporation (23-2679334); NCS HealthCare of Rhode Island, Inc., a Rhode Island corporation (05-0429829); NCS HealthCare of South Carolina, Inc., an Ohio corporation (31-1508225); NCS HealthCare of Tennessee, Inc., an Ohio corporation (34-1866494); NCS HealthCare of Texas, Inc., an Ohio corporation (34-1866495); NCS HealthCare of Vermont, Inc., an Ohio corporation (31-1526078); NCS HealthCare of Washington, Inc., an Ohio corporation (34-1844193); NCS HealthCare of Wisconsin, Inc., an Ohio corporation (34-1866497); NCS of Illinois, Inc., an Ohio corporation (34-1959046); NCS Services, Inc., an Ohio corporation (34-1837567); NeighborCare -Infusion Services, Inc. (52-1703628); NeighborCare Holdings, Inc. (23-2555703); NeighborCare Home Medical Equipment Inc., a Pennsylvania corporation (23-2464608); NeighborCare of California, Inc., a California corporation (20-0092119); NeighborCare of Indiana, Inc., a Indiana corporation (95-4482026); NeighborCare, Inc., a Pennsylvania corporation (06-1132947); NeighborCare of Maryland, LLC, a Maryland limited liability company (20-0791118); NeighborCare of Northern California, Inc., a California corporation (95-4480815); NeighborCare of Ohio, Inc., an Ohio corporation, (20-0062112); NeighborCare of Oklahoma Inc., an Oklahoma corporation (36-4184119); NeighborCare of Texas, Inc., a Texas corporation (20-0295118); NeighborCare of Virginia, Inc., a Virginia corporation (95-4480544); NeighborCare of Wisconsin, Inc., a Wisconsin corporation (39-1772439); NeighborCare Pharmacies, Inc., a Maryland corporation (52-1465507); NeighborCare Pharmacy Services, Inc., (23-2963282); NeighborCare Repackaging, Inc., a Maryland corporation (20-1128397); NeighborCare Seniorcare Plan, Inc., a Maryland corporation (20-2489046); NeighborCare Services Corporation (23-2585556); NeighborCare-Medisco, Inc., a California corporation (33-0308096); NeighborCare-ORCA, Inc. an Oregon corporation (93-0860559; NeighborCare-TCI, Inc. (94-4450977); NGC Acquisition Company LLC (52-2406472); Nihan & Martin LLC (36-4004491); NIV Acquisition LLC (31-1501415); North Shore Pharmacy Services, Inc. (31-1428484); OCR-RA Acquisition Corp. (31-1442830); OFL Corp. (61-1357682); Omnibill Services LLC (61-1365732); Omnicare Canadian Holdings, Inc. (20-2013167); Omnicare Clinical Research, Inc. (52-1670189); Omnicare Clinical Research, LLC (14-1723594); Omnicare CR Inc. (61-1395349); Omnicare Extended Pharma Services, LLC (05-0523710); Omnicare Headquarters LLC (76-0720510); Omnicare Holding Company (31-1262386); Omnicare Indiana Partnership Holding Company LLC (16-1653107); Omnicare Management Company (31-1256520); Omnicare of Nevada LLC (20-0888517); Omnicare Pennsylvania Med Supply, LLC (61-1347895); Omnicare Pharmaceutics, Inc. (23-2745806); Omnicare Pharmacies of Maine Holding Company (61-1365280); Omnicare Pharmacies of Pennsylvania East, LLC (61-1347894); Omnicare Pharmacies of Pennsylvania West, Inc., a Pennsylvania corporation (25-1213193); Omnicare Pharmacies of the Great Plains Holding Company (61-1386242); Omnicare Pharmacy and Supply Services, Inc., a South Dakota corporation (41-1730324); Omnicare Pharmacy of Colorado, LLC (61-1347085); Omnicare Pharmacy of Florida, L.P. (76-0716528); Omnicare Pharmacy of Hickory, LLC (76-0716543); Omnicare Pharmacy of Indiana, LLC (76-0716552); Omnicare Pharmacy of Maine LLC (61-1339662); Omnicare Pharmacy of Massachusetts LLC (61-1347087); Omnicare Pharmacy of Nebraska LLC (61-1386244); Omnicare Pharmacy of Pueblo, LLC (76-0716546); Omnicare Pharmacy of North Carolina, LLC (76-0716543);Omnicare Pharmacy of South Dakota LLC (61-1386243); Omnicare Pharmacy of Tennessee LLC (61-1347088); Omnicare Pharmacy of Texas 1, L.P. (76-0716554); Omnicare Pharmacy of Texas 2, L.P. (11-3657397); Omnicare Pharmacy of the Midwest, Inc. (31-1374275); Omnicare Purchasing Company L.P. (61-1401039); Omnicare Purchasing Company General Partner, Inc. (61-1401040); Omnicare Purchasing Company Limited Partner, Inc. (61-1401038); Omnicare Respiratory Services, LLC (03-0465903); PBM-Plus, Inc., a Wisconsin corporation (39-1789830); Pharmacon Corp., a New York corporation (13-3498399); PBM Holding Company 61-1340806; PBM Plus Mail Services Pharmacy, LLC (20-2373204); Pharmacy Associates of Glens Falls, Inc., a New York corporation (14-1554120); Pharmacy Consultants, Inc., a South Carolina corporation (57-0640737); Pharmacy Holding #1, LLC (76-0716538); Pharmacy Holding #2, LLC (76-0716536); PharmaSource Healthcare, Inc., a Georgia corporation (58-2066823); Pharm-Corp of Maine LLC (61-1339663); Pharmed Holdings, Inc. (36-4060882); PP Acquisition Company, LLC (20-2394950); PPS Acquisition Company, LLC (20-2462363); PRN Pharmaceutical Services, L.P. (35-1855784); Professional Pharmacy Services, Inc., a Maryland corporation (23-2847488); Rescot Systems Group, Inc., a Pennsylvania corporation (23-2589308); Roeschen’s Healthcare Corp., a Wisconsin corporation (39-1084787); Royal Care of Michigan LLC (38-3529444); SHC Acquisition Co, LLC (61-1346763); Shore Pharmaceutical Providers, Inc. (31-1425144); Southside Apothecary, Inc., a New York corporation (61-1340804); Specialized Home Infusion of Michigan LLC (38-3529442); Specialized Patient Care Services, Inc., an Alabama corporation (63-1159534); Specialized Pharmacy Services, Inc., a Michigan corporation (38-2143132); Specialized Services of Michigan, Inc. (38-3637511); Sterling Healthcare Services, Inc. (36-4031863); Suburban Medical Services, Inc., a Pennsylvania corporation (23-2014806); Superior Care Pharmacy, Inc. (31-1543728); Swish, Inc. (52-2005933); TCPI Acquisition Corp. (31-1508476); THG Acquisition Corp. (31-1567102); The Hardardt Group, Inc. (22-3470357); The Medicine Center, LLC, a Connecticut limited liability company (06-1530703); The Tidewater Healthcare Shared Services Group, Inc., a Pennsylvania corporation (22-3470357); Three Forks Apothecary, Inc., a Kentucky corporation (61-0995656); UC Acquisition Corp. (31-1414594); Uni-Care Health Services of Maine, Inc., a New Hampshire corporation (02-0468192); Value Health Care Services, Inc. (31-1485530); Value Pharmacy, Inc., a Massachusetts corporation (04-2894741); Vital Care Infusions Supply, Inc., a New York corporation (61-1336267); Weber Medical Systems, LLC (31-1409572); Westhaven Services Co., an Ohio corporation (34-1151322); Williamson Drug Company, Incorporated, a Virginia corporation (54-0590067); and Winslow’s Pharmacy, a New Jersey corporation (21-0692005).

1.	General information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Department of Banking and Finance,

State of Georgia

Atlanta, Georgia

Federal Reserve Bank of Atlanta

104 Marietta Street, N.W.

Atlanta, Georgia

Federal Deposit Insurance Corporation

Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with the Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3-15	No responses are included for Items 3 through 15. As provided in General Instruction B, responses to those Items are not required because the obligor is not in default on any securities issued under indentures under which SunTrust Bank is a trustee.

16.	List of Exhibits.

List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission’s Rules of Practice.

(1) –(3)	A copy of the Articles of Amendment and Restated Articles of Association of SunTrust Bank as now in effect which contains the authority to commence business and a grant of power to exercise trust powers (Incorporated by reference to Exhibit 1 to Form T-1, Registration No. 333-82717).

(4)	A copy of the existing by-laws of the trustee as now in effect (Incorporated by reference to Exhibit 4 to Form T-1, Registration No. 333-128720).

(5)	Not applicable.

(6)	The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

(7)	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on September 30, 2005.

(8)	Not applicable.

(9)	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta, and the State of Georgia, on the 9th day of December, 2005.

SUNTRUST BANK

By:	/s/ PATRICIA SPRUELL
Patricia Spruell
Vice President

EXHIBITS 1 – 3 TO FORM T-1

ARTICLES OF ASSOCIATION, CERTIFICATE OF AUTHORITY

AND TRUST POWERS AUTHORIZATION

OF

SUNTRUST BANK

(Incorporated by reference to Exhibit 1 to Form T-1, Registration No. 333-82717)

EXHIBIT 4 TO FORM T-1

BY-LAWS

OF

SUNTRUST BANK

(Incorporated by reference to Exhibit 4 to Form T-1, Registration No. 333-128720)

EXHIBIT 6 TO FORM T-1

CONSENT OF TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, in connection with the proposed issuance of Senior Subordinated Notes due 2013 and Senior Subordinated Notes due 2015 by Omnicare, Inc. and related guarantees of such notes provided by the guarantors listed in footnote (*), SunTrust Bank hereby consents that reports of examinations by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

SUNTRUST BANK

By:	/s/ PATRICIA SPRUELL
Patricia Spruell
Vice President

EXHIBIT 7 TO FORM T-1

REPORT OF CONDITION

(ATTACHED)

SunTrust Bank ATLANTA , GA 30302 Certificate Number: 00867	FFIEC 031 Consolidated Report of Condition for September 30, 2005

Consolidated Report of Condition for Insured Commercial

and State-Chartered Savings Banks for September 30, 2005

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet	C400

Dollar Amounts in Thousands
ASSETS

1. Cash and balances due from depository institutions (from Schedule RC-A):			RCFD
a. Noninterest bearing balances and currency and coin (1)			0081	4,466,802	1.a
b. Interest-bearing balances (2)			0071	16,860	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	24,380,197	2.b
3. Federal funds sold and securities purchased under agreements to resell(3)			B987 B989	226,550 3,755,072	3

4. Loans and lease financing receivables (from Schedule RC-C):	RCFD
a. Loans and leases held for sale	5369	10,378,411
b. Loans and leases, net of unearned income	B528	112,485,472			4.a
c. LESS: Allowance for loan and lease losses	3123	1,028,564			4.b

d. Loans and leases, net of unearned income, allowance, and reserve			RCFD
(item 4.a minus 4.b and 4.c)			B529	111,456,908	4.d
5. Tracing assets (from Schedule RC-D)			3545	1,320,931	5.
6. Premises and fixed assets (including capitalized leases)			2145	1,580,747	6.
7. Other real estate owned (from Schedule RC-M)			2150	32,875	7.
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)			2130	0	8.
9. Customers’ liability to this bank on acceptances outstanding			2155	6,202	9.
10. Intangible assets			2143		10.
a. Goodwill			3163	6,388,677	10.a
b. Other intangible assets from Schedule RC-M			0426	992,695	10.b
11. Other assets (from Schedule RC-F)			2160	5,771,310	11.
12. Total assets (sum of items 1 through 11)			2170	170,774,237	12.

(1)	Includes cash items in process of collection and unposted debits.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

SunTrust Bank ATLANTA , GA 30302 Certificate Number: 00867	FFIEC 031 Consolidated Report of Condition for September 30, 2005

Schedule RC - Continued

	Dollar Amounts in Thousands
LIABILITIES

13. Deposits:			RCON
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part 1):	RCON		2200	107,723,347	13.a
(1) Noninterest-bearing (4)	6631	9,708,662			13.a.1
(2) Interest-bearing	6636	98,014,685			13.a.2

b. In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN		13.b
(from Schedule RC-E, part II)	RCFN		2200	7,807,775
(1) Noninterest-bearing	6631	0			13.b.1
(2) Interest-bearing 14. Federal funds purchased and securities sold under agreements to repurchase	6636	7,807,775	RCFD		13.b.2
a. Federal funds purchased in domestic offices (5) b. Securities sold under agreements to repurchase (6)			B993 B995	3,085,738 9,151,612	14

			RCFD
15. Trading liabilities (from Schedule RC-D)			3548	850,638	15.a
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M):			3190	16,785,913
17. Not applicable
18. Bank’s liability on acceptances executed and outstanding			2920	6,202	18
19. Subordinated notes and debentures (7)			3200	3,849,566	19
20. Other liabilities (from Schedule RC-G)			2930	2,880,835	20
21. Total liabilities (sum of items 13 through 20)			2948	152,141,626	21
22. Minority interest in consolidated subsidiaries			3000	478,002	22
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus			3838	0	23
24. Common stock			3230	21,600	24
25. Surplus (exclude all surplus related to preferred stock)			3839	11,306,611	25
26. a. Retained earnings			3632	6,292,421	26.a
b. Accumulated other comprehensive income (8)			B530	533,977	26.b
27. Other equity capital components (9)			A130	0	27
28. Total equity capital (sum of items 23 through 27)			3210	18,154,609	28
29. Total liabilities minority interest, and equity capital (sum of items 21, 22 and 28)			3300	170,774,237	29

Memorandum To be reported with the March Report of Condition.	RCFD	Number

1. Indicated in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2004	6724	N/A	M.1

1=	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2=	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3=	Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm

4=	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5=	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6=	Review of the bank’s financial statements by external auditors

7=	Compilation of the bank’s financial statements by external auditors

8=	Other audit procedures (excluding tax preparation work)

9=	No external audit work

(1)	Includes cash items in process of collection.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

(4)	Includes total demand deposits and noninterest-bearing time and savings deposits.

(5)	Report overnight Federal Home Loan Bank advances and Schedule RC, item 16, “other borrowed money.”

(6)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

(7)	Includes limited-life preferred stock and related surplus.

(8)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(9)	Includes treasury stock and unearned Employee Stock Ownership Plan Shares.

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